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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                          The Neiman Marcus Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   640204 10 3
                ------------------------------------------------
                                 (CUSIP Number)

                                 Eric P. Geller
                             Harcourt General, Inc.
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 232-8200

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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 26, 1999
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box.

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 640204 10 3                                                Page 2 of 5
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harcourt General, Inc.
      I.D. No. 04 1619609
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SECURITIES USE ONLY


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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               26,429,502
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        26,429,502
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,429,502
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.9%
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14    TYPE OF REPORTING PERSON

      CO
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                                                                     Page 3 of 5

Item 1. Security and Issuer.

            This Amendment No. 11 (this "Amendment") amends and supplements the
Schedule 13D originally filed on September 8, 1987 (as amended from time to time, the "Statement"), on behalf of Harcourt General, Inc. ("Harcourt General"), which was formerly known as General Cinema Corporation. The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of The Neiman Marcus Group, Inc., a Delaware corporation ("NMG"). The principal executive offices of NMG are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following at the end thereof:

            On May 26, 1999, Harcourt General, NMG and Spring Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Harcourt General ("Merger Sub") signed an agreement and plan of merger, dated as of May 14, 1999 (the "Merger Agreement"). The Merger Agreement provides for the recapitalization of NMG in order to effect the spin-off by Harcourt General of 81% of its shareholdings in NMG on a tax-free basis.

            On May 26, 1999, Harcourt General and NMG signed a distribution agreement, dated as of May 14, 1999 (the "Distribution Agreement"). Pursuant to the Distribution Agreement, Harcourt General will distribute to the holders of record of Common Stock, par value $1.00 per share, of Harcourt General and holders of record of Class B Stock, par value $1.00 per share, of Harcourt General on a pro rata basis the shares of Class B Common Stock, par value $.01 per share, of NMG that it will receive pursuant to the Merger Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit     Description
-------     -----------

99.1 Agreement and Plan of Merger, dated as of May 14, 1999, among Harcourt General, Inc., The Neiman Marcus Group, Inc. and Spring Merger Corporation.

99.2 Distribution Agreement, dated as of May 14, 1999, between Harcourt General, Inc. and The Neiman Marcus Group, Inc.
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/  Eric P. Geller
                                         ---------------------------------------
                                          ERIC P. GELLER,
                                          Senior Vice President, General Counsel
                                          and Secretary


May 27, 1999

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                                                                     Page 5 of 5

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

99.1 Agreement and Plan of Merger, dated as of May 14, 1999, among Harcourt General, Inc., The Neiman Marcus Group, Inc. and Spring Merger Corporation.

99.2 Distribution Agreement, dated as of May 14, 1999, between Harcourt General, Inc. and The Neiman Marcus Group, Inc.